April 9, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Barbara C. Jacobs

Re:                             Carbon Black, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted March 16, 2018

File No. 377-01883

Dear Ms. Jacobs:

This letter is confidentially submitted on behalf of Carbon Black, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted on March 16, 2018 (the “Amendment No. 2”), as set forth in your letter dated April 3, 2018 addressed to Patrick Morley, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing the Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to filing this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Registration Statement (marked to show changes from Amendment No. 2).  We will also provide certain information responsive to comment 1 in a separate letter to the Staff (the “Supplemental Letter”).

April 9, 2018

Prospectus Summary

Our Solutions, page 4

1.              You state that the prospectus contains information from a report commissioned by you and prepared by MRG Effitas Ltd.  Please provide us with a copy of the MRG Effitas Ltd. report for our review.  Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will provide to the Staff in the Supplemental Letter a copy of the MRG Effitas Ltd. report.  Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), such copy shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return the copy of such materials to the Company, once the Staff has completed its review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cohort Contribution Margin Analysis, page 65

2.              Please discuss the reasons for the negative contribution margin related to your 2015 customer cohort and the significant increase in contribution margin in 2016.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 67 of the Registration Statement.

Key Metrics, page 69

3.              In the tabular disclosure of key metrics, you include non-GAAP measures of free cash flow, free cash flow margin, and non-GAAP operating loss, without the comparable GAAP measures.  Please include comparable GAAP measures for each of the non-GAAP measures within the same table, including loss from operations and amounts for the three major categories of the statements of cash flows.  See Questions 102.06 and 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on October 17, 2017.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has removed the non-GAAP measures of free cash flow, free cash flow margin, and non-GAAP operating loss from the tabular disclosure of key metrics appearing on page 70 of the Registration Statement.

Index to Consolidated Financial Statements

Carbon Black, Inc.

Notes to Consolidated Financial Statements

Note 20. Subsequent Events, page F-63

4.              Please disclose the estimated financial effect of the grants of stock options and restricted stock

April 9, 2018

units in January 2018.  Refer to ASC 855-10-50-2(b).

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page F-63 of the Registration Statement.

* * * * * *

April 9, 2018

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1751.

Sincerely,

/s/ Jared J. Fine, Esq.

Jared J. Fine, Esq.

cc:	Patrick Morley, Carbon Black, Inc.
Eric Pyenson, Esq., Carbon Black, Inc.
Kenneth J. Gordon, Goodwin Procter LLP